

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 MAY 29 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

29th May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 17

03022516

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. announcement of results for the third quarter ended 31st March 2003 - released on 29th May 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York
Fax: (212) 571-3050

ggk/KLSE-Quarter/hd

File No. 82-4968



Form Version 2.0

Financial Results

Submitted by S DARBY on 29-05-2003 12:32:40 PM
Reference No SD-030508-36706

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **SIME DARBY BERHAD**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : 31-03-2003
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End** : 30-06-2003
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:




profit&loss acc_MarchKLSE2003.(balance sheet_MarchKLSE2003.(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2003	31-03-2002	31-03-2003	31-03-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,145,878	3,066,934	10,159,870	8,814,854
2	Profit/(loss) before tax	253,447	291,204	916,928	852,984
3	Profit/(loss) after tax and minority interest	148,244	181,447	568,719	555,746

File No. 82-4968

4	Net profit/(loss) for the period	148,244	181,447	568,719	555,746
5	Basic earnings/(loss) per share (sen)	6.40	7.80	24.40	23.90
6	Dividend per share (sen)	0.00	0.00	5.00	5.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.1700		3.0900	

Remarks :

In accordance with the Malaysian Accounting Standard Board ("MASB") Standard No. 25 *on* "Income Taxes", the Group has changed its accounting policy with respect to the recognition of deferred tax assets and liabilities. This change in accounting policy has been adopted retrospectively and has the effect of reducing taxation and thus increasing net profit for the three quarters ended 31st March 2003 by RM0.4 million.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31-03-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-03-2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31-03-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-03-2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	251,691	275,520	888,065	790,233
2	Gross interest income	9,979	8,611	29,429	29,318
3	Gross interest expense	23,788	10,269	48,295	31,487

Note: The above information is for the Exchange internal use only.

File No. 82-4968

QUARTERLY REPORT

On consolidated results for the third quarter ended 31st March 2003

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the third quarter ended 31st March 2003

	Note	Quarter ended 31st March 2003	2002	%	Three quarters ended 31st March 2003	2002	%
		RM Million		+/-	RM Million		+/-
Revenue	A8	3,145.9	3,066.9	+ 3	10,159.9	8,814.8	+ 15
Operating expenses		(2,906.9)	(2,792.1)	+ 4	(9,322.6)	(8,064.0)	+ 16
Other operating income		12.7	0.7		50.8	39.4	
Operating profits		251.7	275.5	- 9	888.1	790.2	+ 12
Share of results of associated companies		10.7	7.1		18.5	15.0	
Profit before interest	A8	262.4	282.6	- 7	906.6	805.2	+ 13
Investment income		4.8	10.3		29.2	50.0	
Finance cost (net)		(13.8)	(1.7)		(18.9)	(2.2)	
Profit before taxation		253.4	291.2	- 13	916.9	853.0	+ 7
Taxation	B5	(79.0)	(68.7)		(247.4)	(201.5)	
Share of taxation of associated companies		(3.7)	(0.8)		(6.4)	(2.4)	
Profit after taxation		170.7	221.7	- 23	663.1	649.1	+ 2
Minority interests		(22.5)	(40.3)		(94.4)	(93.4)	
Net profit		148.2	181.4	- 18	568.7	555.7	+ 2
		Sen	Sen		Sen	Sen	
Earnings per share							
Basic	B13	6.4	7.8	- 18	24.4	23.9	+ 2
Diluted	B13	6.4	7.8	- 18	24.4	23.9	+ 2

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

	Note	31st March 2003 RM Million	30th June 2002 RM Million
SHARE CAPITAL		1,163.1	1,163.0
RESERVES		6,219.6	6,030.3
SHAREHOLDERS' FUNDS		7,382.7	7,193.3
MINORITY INTERESTS		1,221.1	1,192.0
		8,603.8	8,385.3
NON CURRENT LIABILITIES			
Loans	B9	1,813.0	652.4
Deferred tax liabilities		296.6	301.5
		2,109.6	953.9
		10,713.4	9,339.2
CURRENT ASSETS			
Inventories		2,732.5	2,762.9
Trade and other receivables		1,939.1	1,877.0
Cash held under Housing Development Accounts		135.1	69.3
Bank balances, deposits and cash		1,983.7	1,535.6
		6,790.4	6,244.8
CURRENT LIABILITIES			
Trade and other payables		2,280.4	2,450.8
Provisions		126.1	128.7
Short term borrowings	B9	390.7	460.3
Current taxation		188.7	172.5
Dividend payable		83.7	–
		3,069.6	3,212.3
NET CURRENT ASSETS		3,720.8	3,032.5
NON CURRENT ASSETS			
Trade and other receivables		329.0	253.1
Deferred tax assets		77.9	86.5
Investments		1,104.6	1,078.7
Associated companies		478.3	259.6
Real property assets		196.5	125.9
Property, plant and equipment	A9	4,806.3	4,502.9
		6,992.6	6,306.7
		10,713.4	9,339.2
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		317	309

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement Of Changes In Equity for the three quarters ended 31st March 2003

	Non-distributable					Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2002							
- as previously reported	1,163.0	2,383.8	112.7	224.1	419.3	2,885.5	7,188.4
- prior year adjustment	–	–	–	–	–	4.9	4.9
- as restated	1,163.0	2,383.8	112.7	224.1	419.3	2,890.4	7,193.3
Translation of opening reserves	–	–	–	–	61.3	–	61.3
Translation differences	–	–	–	–	3.7	–	3.7
Goodwill written off	–	–	–	–	–	(48.6)	(48.6)
Net gains/(losses) not recognised in income statement	–	–	–	–	65.0	(48.6)	16.4
Net profit for the three quarters	–	–	–	–	–	568.7	568.7
Dividends for year ended							
- Final (30th June 2002)	–	–	–	–	–	(312.6)	(312.6)
- Interim (30th June 2003)	–	–	–	–	–	(83.7)	(83.7)
Issue of shares	0.1	0.5	–	–	–	–	0.6
At 31st March 2003	1,163.1	2,384.3	112.7	224.1	484.3	3,014.2	7,382.7

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2003

	RM Million	RM Million
Profit before taxation		916.9
Adjustments for non-cash flow		
Non-cash items		
- depreciation		255.8
- others		(53.9)
Non-operating items		(226.0)
		892.8
Changes in working capital		
Increase in trade debtors and other receivables		(103.7)
Increase in cash held under Housing Development Accounts		(65.8)
Decrease in inventories		58.9
Decrease in trade creditors and other payables		(246.2)
Net cash inflow from operating activities		536.0
Investing activities		
Purchase of investments	(640.5)	
Purchase of subsidiary companies	(95.6)	
Purchase of associated companies	(12.3)	
Purchase of property, plant and equipment	(391.1)	
Proceeds from sale of investments	450.4	
Proceeds from sale of property, plant and equipment	108.3	
Proceeds from shares issued to minority interest	4.9	
Proceeds from sale of real property assets	0.8	
Net cash outflow from investing activities		(575.1)
Financing activities		
Proceeds from shares issued under Sime Darby Executives' Share Option Scheme	0.6	
Proceeds from term loan raised	1,263.6	
Term loan repaid	(329.7)	
Short term borrowings repaid	(85.7)	
Dividends paid	(374.5)	
Net cash inflow from financing activities		474.3
Net increase in cash and cash equivalents		435.2
Cash and cash equivalents at beginning of the period		1,496.0
Foreign exchange differences on opening balances		4.4
Cash and cash equivalents at end of the period		1,935.6

For the purpose of the cash flow statement, the cash and cash equivalents comprised the following :


Sime
Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 MAY 29 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

29th May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 17

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. announcement of results for the third quarter ended 31st March 2003 - released on 29th May 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

ggk/KLSE-Quarter/hd

File No. 82-4968



Form Version 2.0

Financial Results

Submitted by S DARBY on 29-05-2003 12:32:40 PM
Reference No SD-030508-36706

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SIME DARBY BERHAD
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	31-03-2003
* Quarter	:	○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End	:	30-06-2003
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



profit&loss acc_MarchKLSE2003.(



balance sheet_MarchKLSE2003.(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2003	31-03-2002	31-03-2003	31-03-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,145,878	3,086,934	10,159,870	8,814,854
2	Profit/(loss) before tax	263,447	291,204	816,928	852,984
3	Profit/(loss) after tax and minority interest	148,244	181,447	568,719	556,746

File No. 82-4968

4	Net profit/(loss) for the period	148,244	161,447	568,719	565,746
5	Basic earnings/(loss) per share (sen)	6.40	7.80	24.40	23.90
6	Dividend per share (sen)	0.00	0.00	5.00	5.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.1700		3.0900	

Remarks :

In accordance with the Malaysian Accounting Standard Board ("MASB") Standard No. 25 on "Income Taxes", the Group has changed its accounting policy with respect to the recognition of deferred tax assets and liabilities. This change in accounting policy has been adopted retrospectively and has the effect of reducing taxation and thus increasing net profit for the three quarters ended 31st March 2003 by RM0.4 million.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31-03-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-03-2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31-03-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-03-2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	251,691	275,520	888,065	790,233
2	Gross interest income	9,979	8,611	29,429	29,318
3	Gross interest expense	23,788	10,269	48,296	31,487

Note: The above information is for the Exchange internal use only.

File No. 82-4968

QUARTERLY REPORT

On consolidated results for the third quarter ended 31st March 2003

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the third quarter ended 31st March 2003

	Note	Quarter ended 31st March 2003	Quarter ended 31st March 2002	% +/-	Three quarters ended 31st March 2003	Three quarters ended 31st March 2002	% +/-
		RM Million	RM Million		RM Million	RM Million	
Revenue	A8	3,145.9	3,066.9	+ 3	10,159.9	8,814.8	+ 15
Operating expenses		(2,906.9)	(2,792.1)	+ 4	(9,322.6)	(8,064.0)	+ 16
Other operating income		12.7	0.7		50.8	39.4	
Operating profits		251.7	275.5	- 9	888.1	790.2	+ 12
Share of results of associated companies		10.7	7.1		18.5	15.0	
Profit before interest	A8	262.4	282.6	- 7	906.6	805.2	+ 13
Investment income		4.8	10.3		29.2	50.0	
Finance cost (net)		(13.8)	(1.7)		(18.9)	(2.2)	
Profit before taxation		253.4	291.2	- 13	916.9	853.0	+ 7
Taxation	B5	(79.0)	(68.7)		(247.4)	(201.5)	
Share of taxation of associated companies		(3.7)	(0.8)		(6.4)	(2.4)	
Profit after taxation		170.7	221.7	- 23	663.1	649.1	+ 2
Minority interests		(22.5)	(40.3)		(94.4)	(93.4)	
Net profit		148.2	181.4	- 18	568.7	555.7	+ 2
		Sen	Sen		Sen	Sen	
Earnings per share							
Basic	B13	6.4	7.8	- 18	24.4	23.9	+ 2
Diluted	B13	6.4	7.8	- 18	24.4	23.9	+ 2

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

	Note	31st March 2003 RM Million	30th June 2002 RM Million
SHARE CAPITAL		1,163.1	1,163.0
RESERVES		6,219.6	6,030.3
SHAREHOLDERS' FUNDS		7,382.7	7,193.3
MINORITY INTERESTS		1,221.1	1,192.0
		8,603.8	8,385.3
NON CURRENT LIABILITIES			
Loans	B9	1,813.0	652.4
Deferred tax liabilities		296.6	301.5
		2,109.6	953.9
		10,713.4	9,339.2
CURRENT ASSETS			
Inventories		2,732.5	2,762.9
Trade and other receivables		1,939.1	1,877.0
Cash held under Housing Development Accounts		135.1	69.3
Bank balances, deposits and cash		1,983.7	1,535.6
		6,790.4	6,244.8
CURRENT LIABILITIES			
Trade and other payables		2,280.4	2,450.8
Provisions		126.1	128.7
Short term borrowings	B9	390.7	460.3
Current taxation		188.7	172.5
Dividend payable		83.7	–
		3,069.6	3,212.3
NET CURRENT ASSETS		3,720.8	3,032.5
NON CURRENT ASSETS			
Trade and other receivables		329.0	253.1
Deferred tax assets		77.9	86.5
Investments		1,104.6	1,078.7
Associated companies		478.3	259.6
Real property assets		196.5	125.9
Property, plant and equipment	A9	4,806.3	4;502.9
		6,992.6	6,306.7
		10,713.4	9,339.2
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		317	309

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement Of Changes In Equity for the three quarters ended 31st March 2003

	Non-distributable					Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2002							
- as previously reported	1,163.0	2,383.8	112.7	224.1	419.3	2,885.5	7,188.4
- prior year adjustment	-	-	-	-	-	4.9	4.9
- as restated	1,163.0	2,383.8	112.7	224.1	419.3	2,890.4	7,193.3
Translation of opening reserves	-	-	-	-	61.3	-	61.3
Translation differences	-	-	-	-	3.7	-	3.7
Goodwill written off	-	-	-	-	-	(48.6)	(48.6)
Net gains/(losses) not recognised in income statement	-	-	-	-	65.0	(48.6)	16.4
Net profit for the three quarters	-	-	-	-	-	568.7	568.7
Dividends for year ended							
- Final (30th June 2002)	-	-	-	-	-	(312.6)	(312.6)
- Interim (30th June 2003)	-	-	-	-	-	(83.7)	(83.7)
Issue of shares	0.1	0.5	-	-	-	-	0.6
At 31st March 2003	1,163.1	2,384.3	112.7	224.1	484.3	3,014.2	7,382.7

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2003

	RM Million	RM Million
Profit before taxation		916.9
Adjustments for non-cash flow		
Non-cash items		
- depreciation		255.8
- others		(53.9)
Non-operating items		(226.0)
		892.8
Changes in working capital		
Increase in trade debtors and other receivables		(103.7)
Increase in cash held under Housing Development Accounts		(65.8)
Decrease in inventories		58.9
Decrease in trade creditors and other payables		(246.2)
Net cash inflow from operating activities		536.0
Investing activities		
Purchase of investments	(640.5)	
Purchase of subsidiary companies	(95.6)	
Purchase of associated companies	(12.3)	
Purchase of property, plant and equipment	(391.1)	
Proceeds from sale of investments	450.4	
Proceeds from sale of property, plant and equipment	108.3	
Proceeds from shares issued to minority interest	4.9	
Proceeds from sale of real property assets	0.8	
Net cash outflow from investing activities		(575.1)
Financing activities		
Proceeds from shares issued under Sime Darby Executives' Share Option Scheme	0.6	
Proceeds from term loan raised	1,263.6	
Term loan repaid	(329.7)	
Short term borrowings repaid	(85.7)	
Dividends paid	(374.5)	
Net cash inflow from financing activities		474.3
Net increase in cash and cash equivalents		435.2
Cash and cash equivalents at beginning of the period		1,496.0
Foreign exchange differences on opening balances		4.4
Cash and cash equivalents at end of the period		1,935.6

For the purpose of the cash flow statement, the cash and cash equivalents comprised the following :

Bank balances, deposits and cash	1,983.7
Bank overdrafts – secured	(4.2)
– unsecured	(43.9)
	1,935.6

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MASB 26

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Accounting Standards Board ('MASB') Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of the Kuala Lumpur Stock Exchange Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2002.

The accounting policies and presentation adopted for the interim financial statements are consistent with those adopted for the last annual financial statements except for the adoption of the new MASB No. 23 "Impairment of Assets" which has been applied prospectively from 1st July 2002 and the new MASB No. 25 on "Income Taxes".

The change in accounting policy with respect to the recognition of deferred tax assets and liabilities in compliance with MASB No. 25 has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the year ended 30th June 2002 by RM4.9 million.

Group:	As previously reported	Effect of change in policy	As restated
At 1st July 2002			
- retained profits	2,885.5	4.9	2,890.4
- minority interests	1,177.2	14.8	1,192.0
- deferred tax liabilities	238.4	63.1	301.5
- deferred tax assets	–	(86.5)	(86.5)
- current taxation	168.8	3.7	172.5
Three quarters ended 31st March 2002			
- taxation	201.9	(0.4)	201.5
- net profit for the three quarters	555.3	0.4	555.7

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2002.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

A4. Unusual Items

	Quarter ended			Three quarters ended 31st March	
	31st March 2003	31st December 2002	31st March 2002	2003	2002
Operating profits include the following:					
Gain on disposal of investments	–	33.0	0.4	33.0	17.8
Surplus on disposal of properties	12.7	0.5	0.3	17.8	21.6
Loss on disposal of subsidiary	–	(0.8)	–	(0.8)	–
Provision for reorganization expenses and severance cost	(1.0)	(1.3)	–	(2.3)	(3.3)
Provision for diminution in value of investment	–	–	–	–	(6.0)
Writedown of property, plant and equipment to recoverable value	(10.7)	–	–	(10.9)	(21.7)
Others	0.5	(0.1)	(2.3)	0.2	(2.3)
	1.5	31.3	(1.6)	37.0	6.1

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

A5. Changes in estimates

There were no changes in estimates of amounts reported in the previous quarter of the current financial year or changes in estimates of amounts reported in the previous financial year that have a material effect on results for the current quarter under review.

A6. Issuances and repayments of debt and equity securities

During the three quarters ended 31st March 2003, 108,000 new ordinary shares of RM0.50 each were issued at a price of RM4.90 under the Sime Darby Employees' Share Option Scheme.

On 6th February 2003, Sime Darby Berhad issued RM500 million 7 year Al-Murabahah Medium Term Notes, under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Note Programme, at par with a profit rate of 4.38% per annum.

A7. Dividend paid

The final dividend of 14.5 sen gross per share less Malaysian tax at 28% and 3.0 sen per share tax exempt for the financial year ended 30th June 2002 was paid on 20th December 2002.

The interim gross dividend of 5.0 sen per share less Malaysian tax at 28%, which was declared in the previous quarter, was paid on 23rd May 2003.

A8. Segmental reporting

Primary reporting format – Business segments	**Three quarters ended 31st March 2003**		**Three quarters ended 31st March 2002**	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	1,032.7	215.0	710.4	76.0
Tyre Manufacturing	601.7	42.8	580.3	28.6
Property	543.6	172.7	443.1	182.5
Heavy Equipment Distribution	2,091.8	176.2	1,831.1	166.4
Motor Vehicle Distribution	3,470.0	185.3	2,894.4	195.2
Energy	477.7	118.4	413.6	109.5
General Trading, Services and Others	1,942.4	(3.8)	1,941.9	47.0
	10,159.9	906.6	8,814.8	805.2
Investment income		29.2		50.0
Finance cost (net)		(18.9)		(2.2)
		916.9		853.0

The loss before taxation of General Trading, Services and Others Division for the three quarters ended 31st March 2003 is net of the gain on disposal of investment of RM33.0 million (See Note A4).

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements:

	As at 31st March 2003	As at 30th June 2002
Contracted	176.3	51.1
Not contracted	165.9	257.7

A11. Significant post balance sheet event

There were no material events subsequent to the current quarter that have not been reflected in these interim financial statements.

A12. Changes in the composition of the Group

On 24th October 2002, FG Wilson Asia Pte. Ltd. ('FGWA') issued 9,999,998 new ordinary shares to Tractors Singapore Limited, Tractors Malaysia (1982) Sdn. Bhd., Metro Machinery Company Limited and PT Trakindo Utama, resulting in the said parties holding an equal stake of 25% each in FGWA. The Group's effective interest in FGWA is 42.94%.

On 21st November 2002, Sime Malaysia Region Berhad disposed of its entire equity interests in Sime Seaport Duty Free Sdn. Bhd., Labuan Duty Free (M) Sdn. Bhd. and Sime Darby Duty Free Sdn. Bhd. ('SDDF') including SDDF's wholly-owned subsidiary, Langkawi Duty Free (M) Sdn. Bhd.

On 4th December 2002, Sime Confectionery Sdn. Bhd. ('SCSB') issued 11,499,998 new ordinary shares to SD Holdings Berhad ('SDHB') and Petra Foods Pte. Ltd. ('Petra') resulting in SDHB and Petra holding 40% and 60% of the equity interest of SCSB respectively. SCSB manufactures finished chocolate confectionery products.

On 30th December 2002, Sime Darby Eastern Limited acquired 100% of the equity of Laem Chabang Power Co. Ltd., which owns and operates a power plant in Thailand for USD 30.4 million.

On 19th March 2003, SDHB acquired one additional ordinary share in SIRIM-Sime Technologies Sdn. Bhd. resulting in SDHB holding 50% plus 1 share in the equity of SIRIM-Sime Technologies Sdn. Bhd.

On 31st March 2003, Tractors Malaysia (1982) Sdn. Bhd. subscribed for 5,700,000 ordinary shares, representing 55% of the share capital of TMA-Joy Industries Asia Pacific Sdn. Bhd. ('TMA-Joy Industries'). The Group's effective interest in TMA-Joy Industries is 39.48%.

The above acquisitions and disposals had no material impact on the earnings and net tangible assets of the Group.

A13. Contingent liabilities - unsecured

	As at 22nd May 2003	As at 30th June 2002
Trade and performance guarantees	1,534.4	1,016.9
Claims pending against subsidiaries	21.9	25.8
	1,556.3	1,042.7

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

B. ADDITIONAL INFORMATION REQUIRED BY THE KUALA LUMPUR STOCK EXCHANGE LISTING REQUIREMENTS

B1. Review of results for the quarter ended 31st March 2003

	Quarter ended 31st March		Three quarters ended 31st March	
	2003	2002	2003	2002
Plantations	68.0	21.3	202.7	54.4
Tyre Manufacturing	11.5	15.0	44.8	48.3
Property	52.3	68.6	171.8	182.2
Heavy Equipment Distribution	52.6	56.9	176.2	166.4
Motor Vehicle Distribution	48.6	70.0	185.3	195.2
Energy	50.8	34.7	118.4	109.5
General Trading, Services and Others	(22.9)	17.7	(29.6)	43.1
	260.9	284.2	869.6	799.1
Unusual items (Note A4)	1.5	(1.6)	37.0	6.1
Profit before interest	262.4	282.6	906.6	805.2

The Group reported a lower profit for the quarter ended 31st March 2003 as compared to the corresponding quarter in the previous year. Higher profits were recorded for the Plantations and Energy Divisions but these were insufficient to offset the lower contribution from the other Divisions.

The material factors that affected the profitability of the Group are set out in Note B2.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 31st March 2003		Preceding quarter ended 31st December 2002	
		%		%
Plantations	68.0	26.1	71.5	25.3
Tyre Manufacturing	11.5	4.4	12.6	4.5
Property	52.3	20.0	62.7	22.2
Heavy Equipment Distribution	52.6	20.2	59.4	21.0
Motor Vehicle Distribution	48.6	18.6	64.3	22.8
Energy	50.8	19.5	30.4	10.8
General Trading, Services and Others	(22.9)	(8.8)	(18.6)	(6.6)
	260.9	100.0	282.3	100.0
Unusual items (Note A4)	1.5		31.3	
Profit before interest	262.4		313.6	

The Group recorded a lower profit for the quarter ended 31st March 2003 as compared to the preceding quarter amidst global uncertainties, with the global tension over the situation in West Asia and concerns over terrorist attacks.

Plantations Division maintained its profitability, albeit at a slightly lower level, helped by continued strong palm product prices despite a drop in production and sales in a traditionally low crop reporting quarter. Selling prices of crude palm oil and palm kernel averaged RM1,560 (31st December 2002 – RM1,453 per tonne) and RM803 (31st December 2002 – RM711 per tonne) respectively.

The Iraq war not only affected tyre sales to the region but also caused costs to soar with sharp rises in natural and synthetic rubber prices and increased war risk premium surcharge by insurers. This coupled with severe price competition triggered by the implementation of AFTA for tyre products on 1st January 2003 contributed to lower profit in the Tyre Manufacturing Division.

Property Division registered a lower profit for the quarter as compared to the preceding quarter. Included in the result of the previous quarter was a compensation of RM16.0 million in respect of Sime UEP's land acquired by the Petaling District Land Administrator.

Lower profit was reported by Heavy Equipment Distribution as demand eased in the Australian coal mining industry. The Heavy Equipment market in Hong Kong remained subdued with the deferment of major infrastructure projects while opportunities in the China market whilst promising, remained a major challenge.

The declining profitability of the Group's Motor Vehicle Distribution business for the quarter is reflective of the intense margin pressure being experienced in an industry plagued by a combination of increasingly adverse exchange rates, an overhang of demand-sapping new vehicle tax legislation in Hong Kong and greater marketing efforts required to stimulate buying sentiment across region-wide sluggish economies.

Energy Division posted higher profit for the quarter due to certain milestone billings and the release of warranty provisions on expiry of warranty period in respect of various projects undertaken by the Division. The result also included a maiden contribution of RM7.7 million from the recently acquired wholly-owned subsidiary, Laem Chabang Power Co. Ltd.

The higher losses of the General Trading, Services and Others operations reflected the difficult trading environment the Group operates in particular, the travel, vehicle rental, hospitality, consumer products and retailing businesses.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

B3. Current year prospects

With the thinning margins faced by the motor vehicle distribution industry due to the strengthening of the Euro, the implementation of AFTA for tyre products on 1st January 2003 and the effects from SARS and the Iraq war combining to impact on the trading environment of the Group, the Board is of the view, that profits in the fourth quarter of the financial year are likely to be lower than those achieved in the corresponding period last year.

However, barring any unforeseen circumstances and with the continued strong palm products prices and efforts taken to address competitive pressures in the region, the Board believes that the overall results of the Group for the full financial year will remain satisfactory.

B4. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee.

B5. Taxation

	Quarter ended 31st March		Three quarters ended 31st March	
	2003	2002	2003	2002
In respect of the current period :				
- Income tax	80.5	68.6	245.3	197.9
- Deferred tax	(6.6)	0.1	(3.5)	5.9
	73.9	68.7	241.8	203.8
In respect of prior years :				
- Income tax	5.1	–	5.6	(2.3)
	79.0	68.7	247.4	201.5

The effective tax rate of 32.6% for the current quarter ended 31st March 2003 was higher than the statutory tax rate of 28% mainly because of the effects of certain expenses which are not allowable for tax purposes. The effective tax rate for the three quarters ended 31st March 2003 of 27.7% approximates the statutory tax rate of 28%.

B6. Profit/(losses) on sale of unquoted investments and properties

There were no sale of unquoted investments during the quarter and three quarters ended 31st March 2003. Profit on disposal of properties is set out in Note A4.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group are as follows:

Movement during:	Quarter ended 31st March 2003	Three quarters ended 31st March 2003
- Total purchases	212.5	640.5
- Total disposals	–	417.3
- Total gain on disposals	–	33.0

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

B7. Quoted and marketable securities (cont'd)

Balances:	As at 31st March 2003
- Cost	977.6
- Carrying value	965.0
- Market value	968.6

The market value at 31st March 2003 of these investments approximated the fair value.

B8. Status of corporate proposals

On 21st June 2002, Alliance Merchant Bank Berhad ('Alliance'), on behalf of Sime Darby Berhad ('SDB'), announced that SDB had entered into a Reorganisation Agreement with DMIB Berhad ('DMIB'), Sime Engineering Services Berhad (formerly known as CMF Technology Sdn Bhd) ('SES') and SDC Tyre Sdn Bhd (formerly known as Merit Manufacturing Sdn Bhd) ('SDC') relating to a proposed re-organisation of the corporate structure and businesses of DMIB which would involve the privatisation of DMIB and the transfer of its listing status to SES ('the Scheme'). On 23rd April 2003, the Scheme was approved by the shareholders of DMIB at a Court Convened Meeting and Extraordinary General Meeting. The Scheme is now pending the sanction of the High Court of Malaya at Kuala Lumpur.

On 28th March 2003, AmMerchant Bank Berhad, on behalf of SDB, announced that SDB's wholly-owned subsidiary, SD Holdings Berhad ('SDHB'), had proposed to dispose of its entire equity interest in Subang Jaya Medical Centre Sdn Bhd for cash ('Proposed Disposal'). In conjunction therewith, SDHB had also proposed to dispose of its shareholding of one class 'A' share of one sen in Medical Staff Services Sdn Bhd. The Proposed Disposal is by way of a bidding process and is on-going.

B9. Group borrowings

Short term borrowings		
Unsecured borrowings denominated in Ringgit Malaysia		285.6
Borrowings denominated in foreign currencies		
- Secured	4.2	
- Unsecured	91.7	95.9
Unsecured term loans repayable within one year included under short term borrowings		9.2
		390.7
Term loans		
Al-Murabahah Medium Term Notes		500.0
Unsecured loans denominated in Ringgit Malaysia		137.4
Borrowings denominated in foreign currencies		
- Secured	20.9	
- Unsecured	1,163.9	1,184.8
Less:		
Unsecured amount repayable within one year included under short term borrowings		(9.2)
		1,813.0

B9. Group borrowings (cont'd)

The breakdown of foreign currency denominated borrowings of the Group's foreign subsidiaries analysed by currency is as follows:

Analysis by currency:	Short term borrowings	Term loans
Australian dollar	13.0	182.4
Hong Kong dollar	17.4	–
Singapore dollar	17.9	–
Thai baht	8.1	75.8
Chinese renminbi	11.4	–
New Zealand dollar	4.2	21.5
Pound sterling	23.9	–
US dollar	–	905.1
	95.9	1,184.8

The secured short term borrowings and term loans were secured by land and buildings of a subsidiary company with net book value of RM24.2 million and market value of RM31.1 million.

The average interest rates applicable to short term borrowings and term loans outstanding at 31st March 2003 were 5.2% and 3.6% respectively per annum.

The RM500 million 7-year Al-Murabahah Medium Term Notes, under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Note Programme were issued at par with a profit rate of 4.38% per annum.

B10. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiaries in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, the transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at the contracted rates.

As at 22nd May 2003, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM461.8 million and RM100.2 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 6 months.

Interest rate swaps

Included in Note B9 are:

a) RM142 million equivalent of US dollar term loans that represents borrowings in a subsidiary in Thailand. The amount is hedged by USD/THB Cross Currency Interest Rate Swaps. These swaps mature on 28th May 2004.

b) RM20 million of Ringgit Malaysia term loans that represents borrowings in a subsidiary in Malaysia. The amount is hedged by an interest rate swap which matures on 13th January 2006.

c) RM182.4 million equivalent of Australian dollar term loans that represents borrowings in a subsidiary in Australia. The amount is hedged by interest rate cap and floor swaps that mature on 9th March 2005.

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments because of low risk of non-performance by counterparties and the large number of customers and suppliers comprising the Group's base and their dispersion across different businesses and geographical areas.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

B11. Material litigation

Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ('Sime Darby') for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the Plaintiffs have yet to be assessed, and will be the subject matter of further hearings which has been set for 11th and 12th June 2003.

The Board of Directors of Sime Darby had resolved to appeal against the decision of the High Court, and notices of appeal were filed on 24th April 2003, with the Court of Appeal.

B12. Dividend

No dividend has been declared for this financial quarter.

B13. Earnings per share

	Quarter ended 31st March		Three quarters ended 31st March	
	2003	2002	2003	2002
Basic earnings per share				
Net profit for the period (RM million)	148.2	181.4	568.7	555.7
Weighted average number of ordinary shares in issue (million)	2,326.2	2,326.0	2,326.2	2,326.0
Basic earnings per share (sen)	6.4	7.8	24.4	23.9
Diluted earnings per share				
Net profit for the period (RM million)	148.2	181.4	568.7	555.7
Weighted average number of ordinary shares in issue (million)	2,326.2	2,326.0	2,326.2	2,326.0
Adjustment for share options (million)	2.7	0.7	2.0	0.7
Weighted average number of ordinary shares for diluted earnings per share (million)	2,328.9	2,326.7	2,328.2	2,326.7
Diluted earnings per share (sen)	6.4	7.8	24.4	23.9

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2003
Amounts in RM million unless otherwise stated

B14. Provision of financial assistance in the ordinary course of business

Sime Engineering Sdn Bhd, a wholly owned subsidiary of Sime Darby Berhad issued a Performance Bond of RM3.129 million and an Advance Payment Bond of RM7 million to Sarawak Hidro Sdn Bhd on behalf of Edwards & Sons (EM) Sdn Bhd, another member of the Malaysia-China Hydro Joint Venture ('MCHJV'), in relation to the CW2 Package for the Bakun Hydroelectric project.

The financial assistance had no material impact on the earnings and net tangible assets of the Group.

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
29th May 2003